Execute Sports, Inc.
21143 Hawthorne BL #425
Torrance, CA 90503

July 31, 2008

Mr. Blaise Rhoades
Securities and Exchange Commission
Division of Corporate Finance
110 F Street, North East
Washington, DC 20549

Re: Execute Sports, Inc., file # 000-52829

VIA FACSIMILE

Dear Mr. Rhoades:

We are in receipt of your comment letter dated July 22, 2008. I have just recently joined the Board of Directors of Execute Sports (July 23, 2008) and will be the Company’s Chief Executive Officer effective August 1, 2008. I am replacing Geno Apicella, the outgoing CEO and Principal Accounting Officer, who the comment letter was addressed to.

In light of the fact that my tenure as CEO begins on the day that you had requested a response to your comments and that I have had no involvement with the Company prior to my appointment to the Board, I am requesting additional time to respond to your July 22 comment letter. I anticipate that we can have responses to your comments within thirty days of the date of this letter or sooner. Your understanding in this matter is greatly appreciated.

I can be reached at any time at (619) 871-8533 or by email at jarabia@naturewell.com.

Respectfully,

/s/ James R. Arabia

James R. Arabia
Chairman of the Board